Proxy Voting Results

On September 17, 2015, a special meeting of the shareholders of the Fund was held at the offices of the Trust for the purpose of approving a new sub-advisory agreement between Long Short Advisors, LLC and Prospector Partners, LLC and to approve the implementation of a “multi-manger” arrangement whereby Long Short Advisors, LLC, under certain circumstances would be able to hire and replace sub-advisers for the Fund without obtaining shareholder approval.

Below are the voting results for the Fund from the special meeting:

To approve a new sub-advisory agreement between Long Short Advisors, LLC and Prospector Partners, LLC on behalf of the Fund:

For	Against	Abstain
3,603,575	1,677	3,013

To approve the implementation of a “multi-manager” arrangement whereby Long Short Advisors, LLC, under certain circumstances would be able to hire and replace sub-advisers for the Fund without obtaining shareholder approval:

For	Against	Abstain
259,539	3,344,678	4,046